EXHIBIT 99.1

Intellipharmaceutics Achieves a 2012 Goal by Filing Two ANDAs -- Generic Forms of Keppra XR(R) and Pristiq(R)

Seventh and Eighth ANDAs Filed

TORONTO, Sept. 5, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced the achievement of another of its previously announced development goals for 2012 with its filing of two Abbreviated New Drug Applications ("ANDAs") with U.S. Food and Drug Administration ("FDA"). The first ANDA is for a generic version of the marketed drug Keppra XR® (levetiracetam extended-release tablets), an antiepileptic drug indicated for the treatment of partial onset seizures in patients with epilepsy. The second ANDA is for a generic version of the marketed drug Pristiq® (desvenlafaxine extended-release tablets), a selective serotonin and norepinephrine reuptake inhibitor indicated for the treatment of major depressive disorder. According to Wolters Kluwer Health, U.S. sales for the 12 months ending July 2012 for Keppra XR® were approximately $149 million and for Pristiq® were approximately $626 million.

"We are pleased to achieve our goal for 2012 of two additional ANDA filings for the year," commented Dr. Isa Odidi, CEO of Intellipharmaceutics. "Our Hypermatrix technology platform is versatile, providing opportunities to replicate release profiles of many drugs with different physical and chemical properties. We continue to expand our controlled-release generic product pipeline, which we believe may provide multiple opportunities for potential revenue generation."

Intellipharmaceutics has now announced eight ANDAs as having been filed with the FDA, with reported sales by others for branded and generic versions of these products being approximately $4.5 billion for the 12 months ended July 2012. The Company develops both ANDA product candidates and new drugs through the New Drug Application (NDA) 505(b)(2) regulatory pathway. There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' application.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including eight ANDAs as having been filed with the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

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CONTACT:   Intellipharmaceutics
30 Worcester Road
Toronto, ON Canada M9W 5X2
www.intellipharmaceutics.com

Shameze Rampertab
Vice President Finance & CFO
416-798-3001 x106
investors@intellipharmaceutics.com